UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Walker & Dunlop, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

93148P102
(CUSIP Number)

Louise Guarneri
Credit Suisse AG
Eleven Madison Avenue, New York, NY 10010
(212) 325-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93148P102	13D

1	NAMES OF REPORTING PERSONS Credit Suisse AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5)
	8	SHARED VOTING POWER 4,408,915 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0- (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,408,915 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,408,915 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (See Item 5)
14	TYPE OF REPORTING PERSON BK

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on September 14, 2012 (the “Original Schedule 13D” and, as amended, the “Statement”) with respect to the common stock, $0.01 par value per share (“Shares”), of Walker & Dunlop, Inc. (the “Company”), a Maryland corporation.   The principal executive offices of the Company are located at 7501 Wisconsin Avenue, Suite 1200E, Bethesda, Maryland 20814.    Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 2.	Identity and Background

The response set forth in Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule A-1 in its entirety and replacing it with Schedule A-1 attached hereto and by adding the following after the last paragraph of Item 2:

On November 16, 2012, Credit Suisse Securities (USA) LLC (“CS Sec (USA)”) and certain of its affiliates settled an administrative proceeding with the Securities and Exchange Commission (the “SEC”), which involved potential claims against them relating to settlements of claims against originators involving loans included in a number of their securitizations, by agreeing to pay approximately $120 million.  This settlement also covered allegations with respect to two securitizations in 2006 that CS Sec (USA) and such affiliates made misstatements in SEC filings regarding when they would repurchase mortgage loans from trusts if borrowers missed the first payment due.  CS Sec (USA) and such affiliates agreed to an order, without admitting or denying the allegations, requiring them to cease and desist from violations of Section 17(a)(2) and (3) of the Securities Act of 1933 and requiring one such affiliate to cease and desist from violations of Section 15(d) of the Securities Exchange Act of 1934.

Effective November 30, 2012, the Private Banking Division and the Asset Management Division were combined to form the Private Banking & Wealth Management Division.

Item 4.	Purpose of Transaction

The response set forth in Item 4 of the Original Schedule 13D is hereby amended by adding the following after the last paragraph of Item 4:

On December 6, 2012, Column entered into a sales plan with Keefe, Bruyette & Woods, Inc. (the “Broker”), a form of which is attached as Exhibit 6 hereto (the “New Sales Plan”) and incorporated by reference herein, which is intended to comply with Rule 10b5-1(c) under the Act.  The New Sales Plan authorizes the Broker to sell on behalf of Column, during the period between December 6, 2012 and June 30, 2014, up to 1,384,752 Shares on the open market at prevailing market prices and subject to certain price conditions.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Original Schedule 13D is hereby amended by adding the following disclosure to each subsection of Item 5 as indicated below:

(a)
As of December 14, 2012, the Reporting Person may be deemed to beneficially own 4,408,915 Shares, all of which are directly owned by Column.  Accordingly, the Reporting Person may be deemed to beneficially own approximately 12.7% of the outstanding Shares of the Company based upon 34,618,820 Shares as reported by the Company in its Form 10-Q for the quarterly period ended September 30, 2012.

(c)	Except as otherwise described herein, the Reporting Person has effected no transactions in the Shares during the 60-day period prior to December 14, 2012.

On October 3, 2012, Column sold 109,927 Shares pursuant to the Plan at sale prices that ranged from $15.50 to $15.75 per Share.  On October 12, 2012, Column sold 80,685 Shares pursuant to the Plan at sale prices that ranged from $16.00 to $16.67 per Share.  On October 17, 2012, Column sold 1,545 Shares pursuant to the Plan at sale prices that ranged from $16.80 to $16.81 per Share.  On October 23, 2012, Column sold 42,900 Shares pursuant to the Plan at sale prices that ranged from $16.54 to $17.00 per Share.  On October 24, 2012, Column sold 3,700 Shares pursuant to the Plan at sale prices that ranged from $17.00 to $17.11 per Share.  On October 25, 2012, Column sold 5,200 Shares pursuant to the Plan at sale prices that ranged from $16.90 to $17.05 per Share.  On October 26, 2012, Column sold 21,620 Shares pursuant to the Plan at sale prices that ranged from $16.55 to $16.85 per Share.  On October 31, 2012, Column sold 7,502 Shares pursuant to the Plan at sale prices that ranged from $16.50 to $16.68 per Share.  On November 1, 2012, Column sold 100 Shares pursuant to the Plan at sale prices that ranged from $16.50 to $16.68 per Share.  On November 5, 2012, Column sold 3,068 Shares pursuant to the Plan at sale prices that ranged from $16.25 to $16.27 per Share.  On November 6, 2012, Column sold 5,324 Shares pursuant to the Plan at sale prices that ranged from $16.30 to $16.42 per Share.  On November 7, 2012, Column sold 2,202 Shares pursuant to the Plan at sale prices that ranged from $16.00 to $16.06 per Share.  On November 8, 2012, Column sold 61,969 Shares pursuant to the Plan at sale prices that ranged from $15.75 to $15.82 per Share.  On December 4, 2012, Column sold 11,339 Shares pursuant to the Plan at sale prices that ranged from $16.30 to $16.51 per Share.  On December 5, 2012, Column sold 10,572 Shares pursuant to the Plan at sale prices that ranged from $16.29 to $16.36 per Share.  All of the Shares were sold in multiple open market transactions.  The Reporting Person undertakes to provide the staff of the SEC, the Company, or a stockholder of the Company, upon request, the number of Shares sold at each separate price within the ranges reported above.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The response set forth in Item 6 of the Original Schedule 13D is hereby amended by adding the following after the last paragraph of Item 6:

The disclosure set forth under Item 4 relating to the New Sales Plan is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

The response set forth in Item 7 of the Original Schedule 13D is hereby amended by adding the following after the last paragraph of Item 7:

Exhibit 6: Form of Sales Plan for Column Guaranteed LLC, dated as of December 6, 2012, between Column Guaranteed LLC and Keefe, Bruyette & Woods, Inc.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 14, 2012

CREDIT SUISSE AG

By:  /s/ Louise Guarneri

Name:  Louise Guarneri
Title:    Managing Director

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010, USA.

Name	Business Address	Title	Citizenship
James Amine	Eleven Madison Avenue New York, NY 10010 USA	Head of the Global Investment Banking Department within the Investment Banking division	United States
Gary Bullock	One Cabot Square London, Great Britain	Head of Global Operations	Great Britain
Gael de Boissard	One Cabot Square London, Great Britain	Co-Head of the Investment Banking division	France
Jennifer B. Frost	Eleven Madison Avenue New York, NY 10010 USA	Global Head of Human Resources for the Investment Banking division	United States
Stephen Haratunian	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategic Risk Management for the Investment Banking division	United States
Robert Jain	Eleven Madison Avenue New York, NY 10010 USA	Head of the Systematic Marketmaking Group within the Investment Banking division	United States
Bruce W. Ling	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer for the Investment Banking division	United States
Timothy P. O’Hara	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Global Securities within the Investment Banking division	United States
D. Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	General Counsel for the Americas and Asset Management division and co-General Counsel for the Investment Banking division	United States
Lara J. Warner	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer for the Investment Banking division	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Investment Banking division	United States